June 27, 2019

Mr. Ruairi Regan

Mr. David Link

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	XLR MEDICAL CORP.
Registration Statement on Form 10-12G/A Filed April 30, 2019 File No. 000-50026

Dear Messrs. Regan and Link:

This letter sets forth the responses of XLR Medical Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated June 26, 2019 (the “Letter”), relating to the Company’s Registration Statement on Form 10-12G/A, Amendment No. 1, File No. 000-50026, filed on June 18, 2019. The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

We are submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form 10

General

1.	Please update the disclosure throughout your filing to reflect the quarter ended April 30, 2019 including the Management’s Discussion & Analysis disclosure on page 22 and the Market Information on page 27.

We respectfully advise the Staff that we have revised the following sections of Amendment No. 2 in response to the above comment contained in your letter:

•	The cover page of the Form 10 to reflect that the current filing is Amendment No. 2.

•	Item 2, Financial Information, under the heading “Results of Operations” to provide a narrative discussion of the Company’s results of operations for the three months ended April 30, 2019 and 2018.

Securities and Exchange Commission

June 27, 2019

•	Item 2, Financial Information, under the heading “Liquidity and Capital Resources” to provide a narrative discussion of the Company’s liquidity position as of April 30, 2019.

•	Item 9, Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, under the heading “Market Information” to provide high and low bid prices for the Company’s common stock during the quarter ended April 30, 2019.

•	Item 15, Financial Statements and Exhibits, subsection (b), relating to the exhibits filed with the Form 10, to update the exhibit list.

•	The signature page to reflect that Amendment No. 2 was signed on June 27, 2019

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned or our counsel, William P. Ruffa, Esq., at 646-831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

XLR Medical Corp.

By:	/s/ Bryan Glass
Bryan Glass, President